SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Eletrobras



apimec

Presentation to Analysts and Shareholders August 2015

Disclaimer

This presentation may contain forward-looking statements, Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward-looking statements within the meaning of *Comissão de Valores Mobiliários* and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U,S, Securities and Exchange Act of 1934, as amended, The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the *Comissão de Valores Mobiliários* and the United States Securities and Exchange Commission, Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

- **General Information**
- Expansion
- Sectorial Scenario
- Financial Performance
- Capital Structure
- Net Debt and Financing
- Strategic Planning

Eletrobras Main Functions

PROGRAMS

- "Light for All" (Luz para Todos): more than 15 million people attended
- PROCEL: energy saving equivalent to 2,522 MW in 2014
- PROINFA: Installed Capacity of 2,975 MW.



LARGEST COMPANY in ELECTRIC ENERGY OF LATIN AMERICA
IMPLEMENTING AND MANAGING SECTOR AND SOCIAL PROGRAMS
FUNDING MANAGEMENT: RGR, CDE and CCC

- GENERATION
- TRANSMISSION
- DISTRIBUTION
- TRADING

Corporate Governance


Maximizing the Company's Value
Performance Improvement
Better way to capital
Contribution to community
Alignment of Interests
CGPAR
IBGC
DEST
CVM, SEC
Corporate Governance


Corporate Governance
Good Practices in Corporate Governance
Statutes
Policies
Internal Rules
Support Committees to the Board

Corporate Sustentability Index

Eletrobras

Índice de Sustentabilidade Empresarial ISE 2015

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

For the eighth consecutive year, Eletrobras is part of the Corporate Sustainability Index (ISE) of BM&FBOVESPA .

For the third consecutive year, Eletrobras was listed in the new DJSI Emerging Markets Index, created to indicate the companies that adopt the best corporate governance practices.

Eletrobras System

Eletrobras

Eletrobras Cepel (100,00%)

Generation and Transmission

Eletrobras Eletronorte (99.48%)

SPEs	
G	07
T	09
Σ	16

Eletrobras Chesf (99.58%)

SPEs	
G	45
T	07
Σ	52

Eletrobras Furnas (99.56%)

SPEs	
G	56
T	26
Σ	82

Eletrobras Eletrosul (99.88%)

SPEs	
G	11
T	08
Σ	19

Generation

Eletrobras Eletronuclear (99,91%)

Eletrobras CGTEE (99,99%)

Generation Binayional

ITAIPU BINACIONAL (50,00%)

Distributors

- Eletrobras Amazonas Energia (100.00%)
- Eletrobras Distribuição Acre (96.71%)
- Eletrobras Distribuição Alagoas (100.00%)
- Eletrobras Distribuição Piauí (100.00%)
- Eletrobras Distribuição Rondônia (100.00%)
- Eletrobras Distribuição Roraima (100.00%)
- CELG Distribuição (50.93%)

Shareholdings

- Eletrobras Eletropar (83.71%)
- Wind Farm Mangue Seco 2 (48.99%)
- Belo Monte (15.00%)

Minorities	
G, T e D	26

- Centrales Hidroeléctricas de Nicaragua – CHN
- Rouar S.A.
- Inambari Geração de Energia S.A. – IGESA

Eletrobras Companies	
Business	SPEs*
Generation	115
Transmission	47
Total	**157**

*The amount of SPEs was adjusted, since there are SPEs involving more than one company Eletrobras.

7

- General Information
- Expansion
- Sectorial Scenario
- Financial Performance
- Capital Structure
- Net Debt and Financing
- Strategic Planning

Installed Capacity- MW

Eletrobras

44,6 GW in operation– approximately 32.4% of the installed capacity of Brazil – June 2015

Eletrobras Company	Through Subsidiaries		Through Participation in Specific Purpose Companies (b)	Total (a+b)	Physical Aggregation 2015
	Non-Renewed Concessions	O&M			
Eletronorte	9,281	78	121	9,480	-
Chesf	1,401	9,215	588	11,203	90
Furnas	4,212	4,617	2,048	10,878	-
Eletronuclear	1,990	-	-	1,990	-
Itaipu	7,000	-	-	7,000	-
CGTEE	670	-	-	670	-170*
Eletrosul	428	-	700	1,128	164
Eletrobras	-	-	13	13	-
Amazonas Energia	2,205	-	-	2,205	122
Distribuição Rondônia	03	-	-	03	-
Total	**27,189**	**13,910**	**3,470**	**44,569**	**205**

(b) Specific Purpose Company (SPEs) = Eletrobras proportional participation
*Units off commercial operation

Main Generation Projects under Construction

Eletrobras



Mauá 3
590 MW
Nov-17
Teles Pires
1,820 MW
Waiting the conclusion of the TL
Santo Antônio
3,568 MW
2,286 MW under operation
Jirau
3,750 MW
2,400 MW under operation
São Manoel
700 MW
May-18
Sinop
400 MW
Jan-18
Belo Monte
11.233 MW
Nov-15
Wind Farms Caiçara I and II, Junco I and II
93 MW
Sep-16
Wind Farms Santo Augusto and Santa Joana
390 MW
Jan-16
Casa Nova I
180 MW
Oct-16
Baraúnas I, Mussambê and Morro Branco I
89 MW
Sep-15
Angra 3
1,405 MW
Dec -18
Wind Farms Hermenegildo and Chuí
229 MW
Sep-2015
Wind Farms Capão do Inglês, Coxilha Seca and Galpões
229 MW
Aug-2015
Holding
Furnas
Eletronorte
Eletrosul
Chesf
Eletronuclear
Amazonas Energia

	MW	R$ Biillion
Hydro	21,471.2	77.6
Nuclear	1,405.0	14.9
Wind	1,316.2	5.7
Thermal	589.6	1.1
Total (ELB+SPCs)	24,782.0	99.3
Total ELB	12,741.8	54.2

Basic Studies and Projects - Generation

Eletrobras



RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AL
SE
AC
RO
MT
TO
BA
DF
GO
MG
ES
MS
SP
RJ
PR
SC
BRA ARG
1 Project 792.5 MW
2 Projects 2,415 MW
1 Project 350 MW
6 Projects 1,132 MW
7 Projects 1,041 MW
2 Projects 2,200 MW
1 Project 220 MW
7 Projects 14,450.6 MW
2 Projects 596 MW
1 Project 270 MW

Studies and Projects

	Units	Installed Capacity	R$ Bi
Basic Project	04	327.6 MW	1.02
Feasibility Study	25	22,873.4 MW	82.4
Inventory	01	270 MW	-
Total	**30**	**23,471 MW**	**83.4**

Main Projects

S. Luiz do Tapajós	PA	8,040 MW	30.6 Bi
Jatobá	PA	2,338 MW	10.1 Bi
Marabá	PA	1,850 MW	12.4 Bi
Serra Quebrada	MA/TO	1,328 MW	4.8 Bi
Garabi	Bra/Arg	1,152 MW	4.6 Bi
Panambi	BraArg	1,048 MW	4.2 Bi
Total	**-**	**15,756 MW**	**66.7 Bi**

Transmission Lines- Km

Eletrobras

67,848 Km, which 60,057 km ≥ 230kV, representing approximately 47.42% of Transmission Lines of Brazil basic network.

Eletrobras Companies	Through Subsidiaries: Non-Renewed Concessions	Through Subsidiaries: O&M	Trough Participation in Special Purpose Company (b)	Total * (a+b)	Physical Aggregation 2015*
Eletronorte	710	10,005	2,072	12,786	602
Chesf	1,129	18,596	1,189	20,914	122
Furnas	1,148	18,759	1,361	21,267	-
Eletrosul**	1,258	9,838	1,083	12,179	-500
Amazonas Energia	701	-	-	701	-
Total	**4,946**	**57,198**	**5,704**	**67,848**	**225**

SPEs = proportional participation of Eletrobras
* Considering all tensions of transmission liones.
**Eletrosul sold its 24.5% stake in SPE Norte Brasil Transmissora de Energia to Eletronorte.

Projects under Construction

Eletrobras



	Existent	Future
TL Eletrobras System	red solid line	red dashed line
TLs Eletrobras System with Partnership	blue solid line	blue dashed line
TLs Other Companies	grey solid line	grey dashed line

1. Rio Paraná Complex
2. Rio Paranapanema Complex
3. Rio Grande Complex
4. Rio Paranaíba Complex
5. Paulo Afonso Complex

Full Participation	**Parternship**	**Total**	
2,649 km - 29 transmission projects+ Associated substations	7,315 Km - 18 TL projects + SS associated Being **3,383 km owned by ELB**	9,964 km	**Investment: R$ 12.8 billion, of which R$ 2.2 billion in full partnership**
7.460 MVA	13,158 MVA being 6,458 MVA owned by ELB	20,618 MVA	**RAP: R$ 1.26 billion**

RAP = Annual allowed revenue

Distribution – Eletrobras System

Eletrobras

Description	DC Acre	DC Alagoas	DC Amazonas	DC Piauí	DC Rondônia	DC Roraima	Total	Variation 2015 x 2014	CELG-D
Extension of Distribution Lines- Km	19,191	48,106	41,840	87,634	57,610	3,525	**257,906**	4,464	212,099
Number of Customer Assisted	243,730	1,035,674	886,714	1,156,750	586,225	104,395	**4,013,488**	71,483	2,765,305
Number of cities attended	22	62	102	224	52	01	**463**	-	237
Number of Substation	15	55	40	84	61	03	**258**	05	327

DC – Distribution Company.

Distribution Lines Extension - Km



4%
9%
10%
19%
12%
1%
45%
Acre
Amazonas
Alagoas
Piauí
Rondônia
Roraima
Goiás

Number of Customers



4%
13%
15%
17%
9%
2%
41%

WACC after tax: 7.50%

Conditions of the renew of Distribution Concessions

Eletrobras

Standard Guidelines:

1) Efficiency of service quality
2) Conditions of Governance and transparency
3) Minimum conditions of Economic and Financial Sustainability
4) Modicity of the Tariff
5) Operational and economic rationality


start of the verification of EBITDA adjusted for non-recurring factors
EBITDA - QRR ≥ 0
Net Debt / EBITDA-QRR ≤ 1 / 111% SELIC
2016
2018
2020
2015
2017
2019
New contract or VNR
EBITDA ≥ 0 Cash generation
Net Debt / EBITDA-QRR ≤ 1 / 80% SELIC

Violation of minimum sustainability conditions shall imply:

- Annual capitalization in the same amount of the deficit by the controllers;
- Limitation of distribution of dividends to the legal minimum;
- End of the concession. In 2016 it will be allowed that the minimum condition will be made through capitalization, without additional requirements

VNR = New Replacement Value

QRR = Regulatory Reintegration Quota (form of replacing the investments made for the provision of services throughout the useful life of the goods).

Eletrobras

Sectorial Overview 1



Variation of Reservoir Level (%)
100
80
60
40
20
0
jan - 13
feb - 13
mar - 13
apr - 13
may - 13
jun - 13
jul - 13
aug - 13
sep - 13
oct - 13
nov - 13
dec - 13
jan - 14
feb - 14
mar - 14
apr - 14
may - 14
jun - 14
jul - 14
aug - 14
sep - 14
oct - 14
nov - 14
dec - 14
jan - 15
feb - 15
mar - 15
apr - 15
may - 15
jun - 15
Northeast
Southeast/Midwest
South
North

Source: ONS.



Generation Scaling Factor – GSF
106%
95%
97%
92%
97%
93%
88%
87%
82%
85%
87%
87%
87%
80%
83%
78%
82%
82%
82%
88%
dez/13
jan/14
fev/14
mar/14
abr/14
mai/14
jun/14
jul/14
ago/14
set/14
out/14
nov/14
dez/14
jan/15
fev/15
mar/15
abr/15
mai/15
jun/15
jul/15

Source: CCEE.

Sectorial Overview 2

Eletrobras

Settlement Price Difference – PLD average (R$/MWh)

Submarket North



800
600
400
200
0
jan
feb
mar
apr
may
jun
2015
2014
2013

Submarket Northeast



800
600
400
200
0
jan
feb
mar
apr
may
jun
2015
2014
2013

Submarket Southeast/Midwest



800
600
400
200
0
jan
feb
mar
apr
may
jun
2015
2014
2013

Submarket South



800
600
400
200
0
jan
feb
mar
apr
may
jun
2015
2014
2013

Source:. CCEE.

Sectorial Overview 3

Eletrobras

Energy Generation by Source Brazil



0.5%
2.9%
7.3%
89.4%
0.6%
2.7%
18.7%
78.0%
0.9%
2.9%
21.2%
75.0%
2.7%
2.7%
23.1%
71.5%
1H12
1H13
1H14
1H15
Hydro
Thermal
Nuclear
Wind

Source: ONS.

Average Tariff Supply after taxes Eletrobras Distribution Companies (R$/MWh)



ED Acre
Amazonas Energia
ED Roraima
ED Alagoas
ED Rondônia
Celg-D
ED Piauí
1T
2T
2015
2014

Source : ANEEL

- General Information
- Expansion
- Sectorial Scenario
- **Financial Performance**
- Capital Structure
- Net Debt and Financing
- Strategic Planning

Evolution of the Result in 2015



R$ million
1,255
1T15
2T15
-1,358
1S15
-103

*Disregards the portion attributable to non-controlling shareholders.

Consolidated Results

Eletrobras

R$ million

1H15	1H14		2Q15	1Q15	2Q14
16,826	**13,875**	**Net Operating Income**	**8,227**	**8,599**	**6,867**
-6,254	-3,690	(-) Energy purchased for resale	-3,332	-2,922	-2,013
-872	-768	(-) Usage of the electric grid	-408	-465	-401
-935	-707	(-) Fuel for electricity production	-636	-299	-390
-1,163	-1,143	(-) Construction	-600	-563	-606
7,601	**7,567**	**Gross Results**	**3,251**	**4,350**	**3,457**
-4,077	-3,835	(-) Personnel, Material and Services	-2,073	-2,004	-2,108
-206	-231	(-) Remuneration and Reimbursement	-106	-100	-98
-926	-781	(-) Depreciation and amortization	-463	-463	-397
-1,208	-1,907	(-) otherexpenditures	-630	-578	-907
1,184	**813**		**-21**	**1,204**	**-54**
36	129	Shareholdings	-5	41	36
-1,228	424	Operatingprovisions/reversals	-901	-327	83
-09	**1,366**		**-927**	**918**	**65**
1,013	1,100	Interest income and financial investments	487	526	596
287	195	MonetaryAdjustement	95	191	46
242	-223	Foreign currency exchange rate variations	-99	341	-104
-2,251	-1,073	Debt charges	-1,242	-1,009	-492
-19	-60	Charges related to Shareholders Resources	-11	-08	-32
865	371	Remunerationfromindemnities – Law 12,783/13	370	495	186
193	-263	Other financial results	137	56	-197
321	**1,414**		**-1,191**	**1,511**	**68**
-611	-477	Income Tax and Social Contribution	-213	-398	-172
-290	**937**	**Net Income**	**-1,404**	**1,114**	**-104**
-188	12	MinorityShareholders	-46	-142	05
-103	**925**	**Net Income attributed to controlling**	**-1,358**	**1,255**	**-109**

Consolidated Gross Revenue

R$ million

CONSOLIDATED	1H15	1H14	%	2Q15	1Q15
a) Generation					
Energy Sold and O&M	10,546	10,841	-3.0%	5,166	5,381
Construction Revenue	154	59	158%	60	94
Itaipu Transfers	106	82	29%	-16	121
b) Transmission					
Transmisssion Return Rate	409	252	62%	205	204
Maintenance and Operating Revenue	1,313	1,154	14%	691	622
Construction Revenue	651	739	-12%	358	294
c) Distribution					
Supply	6,446	2,304	180%	3,328	3,117
Construction Revenue	358	345	04%	182	176
CVA	561	-		278	282
Other revenues	648	456	42%	309	339
Gross Revenue	**21,191**	**16,233**	**31%**	**10,561**	**10,630**

Business Segment Information


3%
3%
16%
35%
13%
51%
68%
11%
Generation
Transmission
Distribution
Other Revenues
1H15
1H14

CAPEX

Eletrobras

R$ million

Investment	Budget (a) 2015	Invested (b) 1S15	b/a (%)
Generation	**8,285**	**2,281**	**27.53%**
Corporate Expansion	4,428	731	16.51%
SPEs Expansion	3,077	1,446	47.01%
Maintenance	780	103	13.25%
Transmission	**3,982**	**1,044**	**26.21%**
Corporate Expansion	2,785	551	19.78%
SPEs Expansion	480	368	76.54%
Maintenance	716	125	17.46%
Distribution	**1,422**	**245**	**17.23%**
Corporate Expansion	1,216	175	14.43%
Maintenance	206	70	33.74%
Others (Research , Infra-Structure and Enviromental Quality)	**802**	**91**	**11.40%**
Total	**14,491**	**3,661**	**25.26%**

Consolidated EBTIDA

Eletrobras

R$ million

EBITDA	1H15	1H14	(%)
Results of the period	-290	937	-131%
(+) Provision Income Tax and Social Contribution	611	477	28%
(+) Financial Result	-330	-47	-595%
(+) Depreciation and Amortization	926	781	19%
(=) EBITDA	**917**	**2,147**	**-57%**
EBITDAS of Subsidiaries Companies	**1,729**	**3,017**	**-43%**

Highlights of the Consolidated Results – 1H15

Eletrobras

R$ million

Main Highlights	1H15	1H14	Variation (%)
Generation supply	6,123	5,558	+10.2%
CCEE – short term	1,644	2,718	-39.5%
Distribution supply	6,446	2,304	+179.7%
CVA – Distribution Companies	561	-	-
Electric energy purchase for resale	(6,254)	(3,690)	-69.5%
Provisions for contingencies	(1,101)	(210)	-423.8%
Provision for Customers and Resselers	(253)	(22)	-1,042%
Onerous contracts	155	826	-81.2%
Foreign currency exchange rate variations	242	(223)	+209%
Remuneration from indemnities – Law 12,783/13	865	371	+132.9%
Debt charges	(2,251)	(1,073)	-109.8%

Reversal of Provisions

Eletrobras

Onerous Contracts

R$ million

	Consolidated Balance				Amounts due 2015	
	2015	2014	2013	2012	2Q15	1Q15
Transmission						
Contract 061/2001	-	-	-	84	-	-
Contract 062/2001	497	608	875	1,407	56	55
Others	17	24	-	-	06	01
	514	**632**	**875**	**1,491**	**62**	**56**
Generation						
Itaparica	-	-	863	1,019	-	-
Jirau	-	-	712	1,608	-	-
Camaçari	82	91	267	357	05	04
Termonorte II	-	-	-	131	-	-
Funil	124	132	96	83	04	04
Paulo Afonso Complex	-	-	-	34	-	-
Mauá-Klabin	-	-	20	-	-	
Coaracy Nunes	30	30	89	21	-	-
Others	225	246	30	378	11	10
	462	**500**	**2,057**	**3,665**	**19**	**19**
Distribution						
Intangibles		**-**	**295**	**-**	**-**	**-**
TOTAL	**976**	**1,132**	**3,228**	**5,156**	**80**	**75**

CVA Distributors

Eletrobras

R$ million

Distributors	Compensation Account from variation of the items of "Portion A – CVA 1H15
Amazonas Energia	32
Distribuição Acre	12
CELG D	407
Distribuição Alagoas	39
Distribuição Piauí	52
Distribuição Rondônia	18
Distribuição Roraima	0.5
Total	**561**

Operating Provisions

R$ million

Operating Provisions	Consolidated	
	1H15	1H14
Guarantees	12	41
Contingencies	1,101	210
PCLD - Customers and Resselers	253	22
PCLD – Financings and Loans	08	-51
Onerous Contracts	-155	-826
Losses on Investments	48	-271
Impairment	-	85
Adjustment to Market Value	-	111
Provision for Losses on Fixed Asset	-	-
Provision for Losses on Environmental Compensation	-	-
Provision for Losses on Financial Asset	-	210
Others	-37	38
Total	**1,228**	**-424**

*The amounts referred to the Amazonas Energia onerous contracts were not registered in the operating provisions.

Personnel, Material and Services

R$ million

PMS	1H15	1H15*	1H14	(%) without Celg D	(%) with Celg D
Personnel	2,637	2,483	2,611	-4.9%	1.0%
Material	152	143	147	-2.6%	3.2%
Services	1,288	1,056	1,077	-1.9%	19.7%
Total	4,077	3,682	3,835	-4.0%	6.3%

*Does not consider CELG D expenses that affected only the year 2015.

Indemnities - Law 12,783/2013

Eletrobras

1st Tranche

R$ million

Recognized Value*	Received by 1Q15	Receivable
14,437	14,762	2,434

* Values based on base date of December 2012.

2nd Tranche: Claimed value by March 2015 of supplementary indemnities: R$ 25,736 million

R$ million

Eletrobras Companies	Book Value (R$ million)		Claimed Value (R$ million)		Approved Value (1) (R$ million)	
	Generation (2)	Transmission	Generation	Transmission	Generation	Transmission
Eletronorte	-	1,733	-	3,547	-	-
Chesf	488	1,477	4,802	5,627	-	-
Furnas	996	4,530	under development	10,699	-	-
Eletrosul	-	514	-	1,061	-	1,007
Total	**1,484**	**8,254**	**4,802**	**20,934**	-	**1,007**

Values based on base date of December 2012.
(1) The definition of the value and terms of payment haven't been regulated by the Grantor Authority;
(2) Thermal power plants assets were not included due to the resolution of the regulatory agency (ReN ANEEL 596/2013). The accounted values are higher than those demonstrated here (R$ 528 million in Furnas, R$ 186 million in Eletronorte and R$ 357 million in CGTEE).

Generation and Transmission Companies Results

R$ million

Eletrobras Companies	Net Operating Revenue		Service Result		Profit/Loss in the Period		EBITDA		EBITDA Margin	
	1S15	1S14	1S15	1S14	1S15	1S14	1S15	1S14	1S15	1S14
Eletronorte	2,988	3,186	463	1,606	109	1,543	742	1,888	25%	59%
Chesf	1,824	1,730	42	-51	500	246	99	-39	5%	-02%
Furnas	3,066	2,940	587	873	206	436	593	1,023	19%	35%
Eletronuclear	972	965	114	-318	-14	-460	297	-138	31%	-14%
Eletrosul	768	500	63	458	-235	187	-21	418	-03%	84%
CGTEE	175	159	-129	-175	-292	-276	-89	-139	-51%	-87%
Total	**9,792**	**9,480**	**1,139**	**2,394**	**274**	**1,677**	**1,621**	**3,013**	**17%**	**32%**

Distribution Companies Results

Eletrobras

R$ million

Eletrobras Companies	Net Operating Revenue		Service Result		Profit/Loss in the Period		EBITDA		EBITDA Margin	
	1S15	1S14	1S15	1S14	1S15	1S14	1S15	1S14	1S15	1S14
ED Acre	181	174	-12	61	-37	31	-04	67	-02%	39%
ED Alagoas	658	475	31	-114	-70	-151	48	-98	07%	-21%
ED Amazonas Energia	1,836	1,643	-43	-100	-631	-580	84	-43	05%	-03%
ED Piauí	621	431	-01	23	-69	-14	16	39	03%	09%
ED Rondônia	571	552	39	67	-17	38	57	83	10%	15%
ED Roraima	120	95	-88	-50	-101	-45	-83	-45	-69%	-48%
Total	**3,987**	**3,369**	**-74**	**-112**	**-925**	**-721**	**119**	**04**	**03%**	**0,1%**
CELG D*	2,282	-	-70	-	-391	-	-11	-	-0,5%	-

Parent Company Result- R$ million


1H15
625
106
584
584
524
(13)
(597)
(1,136)
(571)
(208)
(103)
1H14
2,121
82
701
387
(209)
(45)
(100)
(854)
(1,148)
0
925
Equity Participation
Transfer Itaipu
Net Financial Revenue
Net Monetary Update
Net Exchange Update
Charges on Shareholder Funding
Provisions for Contingencies
Operational Provisions
Others
Taxes
Profit
Financial Result

Eletrobras

Capital Structure

Eletrobras



Common Shares
80.4%
13.0%
6.9%
5.8%
24.0%
51.0%
Residents
9.8%
Non
Residents
14.2%



Preferred Stocks
19.6%
3.3%
6.9%
7.0%
82,8%
Residents
42.6%
Non
Residents
40.2%



Total
R$ 31.3 billion
6.9%
4.7%
11.9%
35.6%
41.0%
Residents
16.3%
Non
Residents
19.3%

- Federal Government
- BNDESpar
- BNDES
- Government Funds and CEF
- Minorities

Ticker

BM&FBovespa

Elet3 (Common)

Elet6 (Preferred B)

NYSE

EBR (Common)

EBR_B (Preferred B)

Latibex

XELTO (Common)

XELTB (Preferred B)

- General Information
- Expansion
- Sectorial Scenario
- Financial Performance
- Capital Structure
- **Net Debt and Financing**
- Strategic Planning

Consolidated Net Debt - R$ billion

Eletrobras


RGR
6.9
14.7
Parent Company
Subsidiaries
22.0
Total:
R$ 43.6 billion

Consolidated Financing without RGR	=	R$ 37.4 billion
(-) Cash + Securities	=	R$ 8.5 billion
(-) Receivable Financing without RGR	=	R$ 12.8 billion
(-) Itaipu Reiumbursement*	=	R$ 2.9 billion
(=) Net Debt without RGR		R$ 13.2 billion

*Amounts to be reimbursed to Eletrobras due to buy and sale of electricity generated by HPU Itaipu.

Parent Company's Net Debt

Eletrobras


RGR
6.9
9.6
Bonds
Financial Institution
12.4
Total:
R$ 28.9 billion

Consolidated Financing without RGR	= R$ 22.0 billion
(-) Cash + Securities	= R$ 3.4 billion
(-) Receivable Financing without RGR	= R$ 28.7 billion
(-) Itaipu Reiumbursement*	= R$ 2.9 billion
(=) Net Debt without RGR	R$ (13.0) billion

*Amounts to be reimbursed to Eletrobras due to buy and sale of electricity generated by UHPU Itaipu.

Parent Company Financing Structure – R$ billion

Eletrobras



Recievable
R$ 36.6
Payable
R$ 28.9
Sources
Uses
Itaipu Reimbursement
2.9
RGR
5.0
Own Resources
28.7
RGR
6.9
Instituição Financeira
12.4
Bonds
9.6
Itaipu reimbursement
2.9
Other
2.8
Itaipu
12.5
Distributors
5.5
Generators
12.9

Financing average rate:

receivable:7.92%
payable:6.32%



2.9
20.3
15.9
13.0
12.7
0.4
0.4
Real
US Dólar
Others
Receivable
Payable

Consolidated Equity Structure

Eletrobras

Total Consolidated Assets
R$ 151,3 billion



Asset
35%
22%
22%
7%
2%
5%
7%
Liabilities
37%
6%
13%
2%
13%
5%
24%
Investment/Fixed Asset
Financial Asset - Concessions
Other
Cash and cash equivalent
Indemnization
Securities
Receivables Financing
Stockholder's Equity
Provision Contingencies
Other
Remuneration to Shareholders
Suppliers
RGR
Payable Financing

- General Information
- Expansion
- Operational Performance
- Financial Performance
- Capital Structure
- Net Debt and Financinh
- **Strategic Planning**

Strategic Planning 2015-2019 – Main Projects

Eletrobras

- ➢New business model, covering governance and management, readjustment of corporate and organizational structures:

- ✓restructuring of the distribution business, with the sale of a significant portion participation for a private partner;
- ✓creating service center for business support activities to be share by all Eletrobras companies;
- ✓unified management model for the SPEs in order to make more efficient control and management of the results of these companies.

- ➢Obtaining remaining value for the inmdenities of the generation and transmission assets that had its concession renewed by law 12,783/2013 – 2nd tranche of indemnities;

- ➢Prospecting new expansion projects (Participation in Auctions Plan) - Generation;

- ➢Deploy portfolio of contracted expansion projects – Transmission;

- ➢Prospecting new expansion projects (Participation in Auctions Plan) – Transmission;

- ➢Deploy the sale of services related to energy efficiency.

Strategic Planning 2015-2019 - Investments

Eletrobras

- Generation: R$ 27.7 billion
- Transmission:R$ 17.0 billion
- Distribution: R$ 4.1 billion
- Infraestructure: R$ 1.5 billion

Total:
R$ 50.3 billion



(R$ billion)
1.5
1.6
2.5
5.9
11.1
3.8
23.9
Uses
Infrastructure
Distribution - maintenance
Distribution - expansion
Transmission - maintenance
Transmission - expansion
Generation - maintenance
Generation - expansion



(R$ billion)
6.8
12.5
13.3
17.7
Sources
Indemnities
Cash Generation
Contracted Loans
New Loans

Eletrobras

Thank You!

Eletrobras Investor Relations area is at your disposal for any questions or information.

www.eletrobras.com.br/elb/ir

Investor Relations

invest@eletrobras.com

Phone Numbers:
+55 21 2514 6331
+55 21 2514 4637